

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

*Via Facsimile and U.S. Mail*

May 27, 2011

Yixiang Zhang
Chief Executive Officer
Sichuan SHESAYS Cosmetology Hospital Co., Ltd.
New No. 83, Xinnan Road, Wuhou District
Chengdu City, Sichuan Province, P.R. China 610041

> **Re:** **China SHESAYS Medical Cosmetology Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed May 13, 2011**
> **File No. 333-171574**

Dear Mr. Zhang:

We have reviewed your amended registration statement and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by further amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any further amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please update your financial statements. We refer you to Rule 3-12 of Regulation S-X.

Risk Factors

"Our liquidity may be negatively affected by the waiver of payment of management and service fee for the term of three years," page 11

2. Please file a copy of your Supplementary Agreement to the Exclusive Service Agreement dated March 22, 2011 between BOAN and SHESAYS as an exhibit to this registration statement.

3. We note your response to prior comment 21.  Please expand your disclosure here, in your Business section and in your Liquidity and Capital Resources section of your MD&A, to:

   - disclose that BOAN and you have never received any service fees from your operating company;

   - disclose when, if ever, you expect SHESAYS to pay service fees; and

   - whether you or BOAN have any amounts due prior to April 27, 2013 and, if so, how you intend to pay such amounts.

Intellectual Property, page 28

4. We note your response to our prior comment 23.  Please further amend your registration statement to indicate that your Chief Executive Officer is receiving neither cash nor non-cash consideration in return for allowing SHESAYS to use the trademark in question.

Competition, page 29

5. We note your response to our prior comment 26.  Please provide us with your basis for each statement setting forth each of your perceived competitive advantages. Alternatively, please amend your disclosure to state that the advantages listed herein are solely a matter of your opinion and that you are not aware of any factual or statistical bases that could substantiate them.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Revenues, page 33

6. Refer to your revised disclosure in response to our prior comments 27 and 28.  Please further explain the increase in sales by stating the reason for the change in revenue and cost of revenues for each cosmetology category.

Liquidity and Capital Resources

7. Please refer to your revised disclosure and response to our prior comment 30.  Your statement that "there is no such restriction on our ability to obtain cash from our operations in China and to pay interest and principle on debt or dividends on our equity at the parent level" is inconsistent with:

   - Your disclosure on page 15 which states "If any PRC stockholder fails to make the required SAFE registration, the PRC subsidiaries of that offshore parent company may be prohibited from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation, to their offshore parent company, and the offshore parent company may also be prohibited from injecting additional capital into their PRC subsidiaries."

- Your disclosure on page 17 which states "Our operating subsidiaries, from time to time, may be subject to restrictions on its ability to make distributions to us, including restrictions on the conversion of local currency into U.S. dollars or other hard currency and other regulatory restrictions."

As such, please revise your discussion to disclose within Management's Discussion and Analysis, the nature of all restrictions on your Chinese subsidiary's net assets, the amount of those net assets, and the potential impact on your liquidity.

## Financing Activities, page 36

8. We note your response to our prior comment 33. As the maturity date of each of the two loans you describe has passed, please amend your disclosure to indicate whether or not the loans have either been satisfied or renewed. If they have not been satisfied or renewed, please state in your disclosure whether or not you are presently in default, the reason you were unable to satisfy the loans and when you anticipate doing so.

## Operating Activities, page 35

9. Please refer to your revised disclosure in response to our prior comment 29. Please also provide disclosures about the source and the reason for *all* material changes other financial statement line items, including income tax payable, and other payables and accrued liabilities.

## Critical Accounting Policies, page 36

10. Please revise your Critical Accounting Policies to identify variable interest entity accounting as a significant accounting estimate. Be sure your disclosure provides an understanding as to how the contractual arrangement allows for consolidation despite apparent control prohibitions.

## Revenue Recognition

## Service Fees, page 37

11. Please refer to your response to our prior comment 32. Please tell us how your policy of recognizing refund of service fees at the time when the amount of refund is agreed between the Company and the customer applies with generally accepted accounting principles. Further, please clarify the basis used to measure service usage.

Notes to the Financial Statements

1. Summary of Significant Accounting Polices and Organization

(A) Organization, page 6

12. Please refer to your response to the second bullet of our prior comment 38.  It is still unclear how the entities were under common control prior to the consummation of the Restructuring Agreements on April 27, 2010.  Please clarify this and cite the accounting guidance used in your determination.  Further, you state "both the five directors who owned 90% of Perfect Support and the 100% stockholder of Chengdu BOAN owned 100% of the registered capital of Sichuan Shesays."  It is our understanding that Chengdu was a wholly owned subsidiary of Perfect Support.  Please clarify this fact for us and in your disclosure to clarify this fact.

(I) Revenue Recognition

Cash Coupons, page 9

13. Please refer to your response to our prior comment 40.  Your policy does not appear to comply with ASC 605-50-25-5, which indicates a vendor shall not recognize a liability for sales incentives that will result in a loss on the sale of a product or service prior to the date at which the related revenue is recognized.  Please tell us how your policy of recording a liability when redemption of such coupons will result in the service being sold at a loss is appropriate under generally accepted accounting principles.  Lastly, please revise your disclosure to clarify whether coupons were issued in 2009.

(P) Segments, page 11

14. Please refer to your revised disclosure in response to our prior comment 41.  On page 32, you distinguish your revenues by cosmetology category.  Please provide similar disclosure in your financial statements, as required under ASC 280-10-50-40.

3. Private Placement

Securities Purchase Agreement, page 13

15. We have reviewed your response to our prior comment 44 and have the following comments:

   • We note that as of December 31, 2010, you believe that you will not issue any shares of common stock at a price less than $2.00 per share.  As previously requested, please tell us and disclose how you accounted for this feature.  Cite the accounting literature relied on in your response.

- You state that you believe that it is not probable that "the Company's after-tax net income for the fiscal year ending December 31, 2011 will be less than the Company's after-tax net income for the fiscal year ended December 31, 2010". Please tell us the basis for this belief.

## 5. Other Current Assets and Prepaid Expenses, page 14

16. You state that included in other receivables are advances to the subsidiary which is still in the process of incorporation for pre-operating expenses amounting to $971,681 and $0 respectively. Please tell us why these costs qualify as an asset and your relationship to this subsidiary.

## 7. Other Payables and Accrued Liabilities, page 14

17. You state that included in other payables are equipment and renovation cost totaling $363,333 and $5,850 owed to suppliers as of December 31, 2010 and 2009 respectively. Please tell us how these items are reflected in the statement of cash flows.

## Exhibits, page II-2

18. We have reviewed your disclosure on page 28 and your legal opinion filed as Exhibit 5.2. Please file the consent of your PRC counsel to the inclusion of such opinion in your registration statement. Please see Securities Act Rule 436 and related CD&I Question 233.02.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tabatha Akins at (202) 551-3658 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters.  Please contact Scot Foley at (202) 551-3383, Jennifer Riegel at (202) 551-3575 or me at (202) 551-3715 with any other questions.

Sincerely,


Jeffrey Riedler
Assistant Director


cc:     Jie Xiu, Esq.
        Howard Jiang, Esq.
        Troutman Sanders LLP
        The Chrysler Building
        405 Lexington Avenue
        New York, NY 10174-0700